May 23, 2025

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The GrowHub Limited
Registration Statement on Form F-1
Filed May 2, 2025
File No. 333-286923

Dear SEC Officers:

On behalf of GrowHub Limited (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated May 22, 2025 with respect to the Registration Statement on Form F-1, File No. 333-286923 (“F-1”), submitted on May 2, 2025 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in revised Form F-1 (the “Revised F-1”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Registration Statement on Form F-1

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: In response to the Staff’s comment, the Company respectfully submits that there were no written communications, as defined in Rule 405 under the Securities Act, that we, or anyone authorized to do so on our behalf, were presented to potential investors in reliance on Section 5(d) of the Securities Act.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at +852.5600.0188.

Very truly yours,

/s/ Lawrence S. Venick
Lawrence S. Venick